02012892

P.E. 1/31/02

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2002

PAPERBOARD INDUSTRIES INTERNATIONAL INC.

772 Sherbrooke Street West, Suite 300
Montreal, Quebec H3A 1G1
Canada

(address of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F ☑ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 :

Yes ☐ No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) :_________________ .

This Report of Foreign Private Issuer on Form 6-K is being filed with the Securities and Exchange Commission by Paperboard Industries International Inc. (the "Company") for the purpose of providing the information set forth in the press release/quarterly report for the three-month period ended December 31, 2001, a copy of which is filed hereto and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PAPERBOARD INDUSTRIES INTERNATIONAL INC.
(Registrant)

By : ______________________
Name: MIRANDA MELFI
Title: General Counsel and
Corporate Secretary

Date : January 31, 2002

Quarterly Report 4
For the 3-month period ended December 31, 2001

PRESS RELEASE

772 Sherbrooke Street West
Suite 300, Montréal
(Québec) H3A 1G1
Telephone : (514) 284-9800
Fax : (514) 289-1773
investisseur@cascades.com

Paperboard
Industries International

Cascades Group

Paperboard Industries International Inc. announces net earnings for 2001

Montreal, Quebec, January 29, 2002 — Paperboard Industries International Inc. ("Paperboard") recorded net sales of $206 million for the fourth quarter ended December 31, 2001 compared to $202 million for the corresponding quarter of 2000. For the year ended December 31, 2001, net sales rose to $853 million compared to $805 million in 2000. The increase in revenue is mainly due to the acquisition in March 2001 of a folding carton plant in Western Canada.

Earnings before interest, taxes, depreciation and amortization (EBITDA) stood at $23 million for the quarter, compared with $19 million for the corresponding quarter of 2000 and $23 million for the third quarter of 2001. For the year ended December 31, 2001, EBITDA stood at $87 million compared to $67 million in 2000. The improved profitability is mostly explained by increased productivity and margins of the boxboard mills.

Net earnings for the quarter amounted to $3.7 million compared with a net loss of $10.5 million for the corresponding quarter in 2000. For the year ended December 31, 2001, Paperboard attained net earnings of $0.9 million compared to a net loss of $18 million in 2000.

Paperboard Industries International Inc. is a leader in North America and in Europe in the manufacture of coated boxboard for folding carton and micro-flute packaging. It has an annual production capacity of 850,000 metric tons of boxboard and has seven boxboard mills which are spread out over two continents. Three of them operate in Canada, two in France, one in Germany and one in Sweden. Through its Somerville Packaging division, Paperboard has an annual converting capacity of 155,000 metric tons of boxboard supplied by seven plants: two in Quebec, three in Ontario, one in Manitoba and one in Kentucky.

-30-

For further information :

Mr. Patrice Gervais
Vice-President and Chief Financial Officer
(514) 284-9821
pgervais@paperboard.ca

Mr. Marc Jasmin
Director, Investor Relations
Cascades Inc.
(514) 282-2681
marcjasmin@cascades.com

Consolidated Balance Sheet

(in thousands of canadian dollars)

Paperboard
Industries International
Cascades Group

	As at December 31 2001	As at December 31 2000
Assets		
Current Assets		
Cash and cash equivalents	**13 923**	14 500
Accounts receivable	**189 139**	198 181
Inventories	**138 354**	137 910
	341 416	350 591
Investments	**72 203**	68 193
Property, plant and equipment	**443 385**	454 526
Other assets	**44 981**	44 140
	901 985	917 450
Liabilities and shareholders' equity		
Current liabilities		
Bank loans and advances	**4 494**	5 313
Trade accounts payable and accrued liabilities	**170 015**	176 042
Current portion of long-term debt	**30 515**	24 091
	205 024	205 446
Long-term debt	**380 910**	392 013
Redeemable preferred shares	**53 430**	73 430
Future income taxes	**32 130**	17 405
Other liabilities	**18 768**	18 053
Non-controlling interests	**37 250**	35 784
	727 512	742 131
Shareholders' equity		
Capital stock	**170 158**	230 658
Contributed surplus	**4 235**	4 235
Deficit	**(6 480)**	(65 034)
Foreign currency translation adjustments	**6 560**	5 460
	174 473	175 319
	901 985	917 450

Consolidated Statements of Earnings

(in thousands of canadian dollars)

Paperboard Industries International

Cascades Group

	For the quarter ended December 31 (unaudited)		For the year ended December 31	
	2001	2000	**2001**	2000
Sales	**222 324**	214 627	**916 857**	858 352
Freight costs	**16 481**	12 992	**63 371**	53 082
Net sales	**205 843**	201 635	**853 486**	805 270
Cost of sales and expenses				
Cost of sales	**166 549**	164 019	**693 691**	665 933
Selling and administrative expenses	**16 764**	18 343	**72 366**	72 170
Depreciation and amortization	**13 440**	12 044	**47 340**	45 703
	196 753	194 406	**813 397**	783 806
Operating income	**9 090**	7 229	**40 089**	21 464
Financial expenses				
Interest on long-term debt	**7 832**	8 903	**29 995**	28 853
Dividends on Class A preferred shares	**876**	949	**3 630**	3 796
Foreign exchange related to long-term debt	**696**	299	**2 239**	1 513
Other interest	**(514)**	329	**4 926**	6 039
Interest income	**(259)**	(36)	**(656)**	(159)
	8 631	10 444	**40 134**	40 042
	459	(3 215)	**(45)**	(18 578)
Unusual items	**-**	(6 599)	**1 762**	1 639
	459	(9 814)	**1 717**	(16 939)
Provision for income taxes	**(2 332)**	339	**126**	2 396
	2 791	(10 153)	**1 591**	(19 335)
Share of results of significantly influenced companies	**1 340**	(119)	**689**	1 142
Non-controlling interests	**(393)**	(253)	**(1 349)**	191
Net earnings (loss) for the period	**3 738**	(10 525)	**931**	(18 002)

Consolidated Statements of Cash Flows

(in thousands of canadian dollars)

Paperboard Industries International

Cascades Group

	For the quarter ended December 31 (unaudited)		For the year ended December 31	
	2001	2000	**2001**	2000
Operating activities				
Net earnings (loss) for the period	**3 738**	(10 525)	**931**	(18 002)
Items not affecting cash -				
Depreciation and amortization	**13 440**	12 044	**47 340**	45 703
Future income taxes	**(2 828)**	(2 679)	**(8 083)**	(6 131)
Share of results of significantly influenced companies	**(1 340)**	119	**(689)**	(1 142)
Non-controlling interests	**393**	253	**1 349**	(191)
Unusual items	**-**	6 599	**(1 762)**	(1 639)
Other	**138**	(9)	**2 380**	1 935
Cash flow from operations	**13 541**	5 802	**41 466**	20 533
Changes in non-cash working capital balances	**26 840**	(1 466)	**24 258**	(24 293)
	40 381	4 336	**65 724**	(3 760)
Investment activities				
Business acquisition	**-**	-	**(11 362)**	-
Purchase of property, plant and equipment	**(9 603)**	(6 233)	**(23 393)**	(26 267)
Disposal of operations	**1 762**	-	**1 762**	-
Net change in investments	**(3)**	(106)	**83**	54
Decrease (increase) in other assets	**120**	(1 382)	**77**	(1 671)
	(7 724)	(7 721)	**(32 833)**	(27 884)
Financing activities				
Net change in bank loans and advances	**(490)**	1 390	**(818)**	1 771
Increase in long-term debt	**(6 979)**	10 467	**12 677**	44 009
Payments of long-term debt	**(15 704)**	362	**(39 788)**	(7 359)
Share issue	**-**	-	**4 500**	-
Redemption of Class A preferred shares	**(10 000)**	(2 497)	**(10 000)**	(2 497)
Dividends on Class B preferred shares	**(269)**	(269)	**(1 075)**	(1 075)
	(33 442)	9 453	**(34 504)**	34 849
Translation adjustments on cash and cash equivalents	**2 184**	299	**1 036**	(619)
Net change in cash and cash equivalents during the period	**1 399**	6 367	**(577)**	2 586
Cash and cash equivalents at beginning of period	**12 524**	8 133	**14 500**	11 914
Cash and cash equivalents at end of period	**13 923**	14 500	**13 923**	14 500
Supplemental disclosure				
Interest paid	**3 874**	4 518	**34 521**	33 906
Income taxes paid	**3 572**	2 898	**11 786**	5 867

Segmented Information

(in thousands of Canadian dollars, except shipments)

Paperboard Industries International
Cascades Group

(unaudited)

	For the quarter ended December 31 (unaudited)		For the year ended December 31	
	2001	2000	**2001**	2000
Shipments (in metric tonnes)				
Boxboard - North America*	**76 201**	66 382	**295 535**	295 295
Boxboard - Europe	**118 502**	117 065	**479 114**	471 549
Pulp FjordCell	**16 593**	17 192	**62 383**	62 292
Net sales				
Boxboard - North America	**94 070**	86 626	**386 118**	352 953
Boxboard - Europe	**97 485**	99 837	**412 190**	400 615
Pulp FjordCell	**14 288**	15 173	**55 178**	51 702
	205 843	201 636	**853 486**	805 270
Earnings before interest, taxes depreciation and amortization				
Boxboard - North America	**7 842**	4 574	**29 513**	25 174
Boxboard - Europe	**11 639**	12 398	**51 559**	38 599
Pulp FjordCell	**3 049**	2 301	**6 357**	3 394
	22 530	19 273	**87 429**	67 167
Depreciation and amortization	**13 440**	12 044	**47 340**	45 703
Operating income	**9 090**	7 229	**40 089**	21 464

*excluding converted products

Note: Capital Stock

The corporation has reduced the common shares paid-up capital by $65 millions and attributed it to the contributed surplus and then reduced the deficit from the contributed surplus.